SO 4/4/03

03015957

VF 4-3-03

D STATES
:CHANGE COMMISSION
)n, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 31 2003 WASH D.C. 185 SECTION

SEC FILE NUMBER
8- 13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use P.O. Box No.*)

500 Bielenberg Drive
(No. and Street)

Woodbury, (City) MN (State) 55125 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-738-5058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza (Address) 120 South Sixth Street (City) Minneapolis, MN (State) 55402 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Fergesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL DAWN RADEMACHER
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2005

Signature

Vice President & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Financial Statements and Supplemental Schedule as of December 31, 2002 and for the Year Then Ended and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

We have audited the following financial statements of Woodbury Financial Services, Inc. and Subsidiaries (the Company) for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. and Subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Woodbury Financial Services, Inc. and Subsidiaries as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 21, 2003

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and equivalents	$ 17,819,419
Receivables:	
Customers	150
Affiliated companies	1,977,194
Unaffiliated companies	1,190,728
Federal income tax receivable from affiliate	7,229,687
	10,397,759
Investment in mutual funds, at fair value (cost - $3,938,451)	2,922,917
Deferred tax asset	124,295,991
Other assets	710,135
Total assets	$ 156,146,221

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable:	
Customers	$ 136,551
Affiliated companies	2,797,135
	2,933,686
Accrued expenses	3,676,791
Accrued commissions	2,998,652
Agent deferred compensation	2,323,274
Other liabilities	79,418
Total liabilities	12,011,821
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share: authorized - 50,000 shares; issued and outstanding - 25,000 shares	25,000
Additional paid-in capital	396,067,658
Accumulated deficit	(251,958,258)
Total stockholder's equity	144,134,400
Total liabilities and stockholder's equity	$ 156,146,221

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Product revenue:	
Sales commissions and dealer concessions	$ 88,549,358
Trail commissions	13,351,880
Marketing allowances	13,744,193
Advisory fees	970,942
Other product revenue	78,246
	116,694,619
OTHER REVENUE:	
Net investment income	470,846
Net losses on investments	(727,387)
Total revenues	116,438,078
EXPENSES:	
Representative commissions	84,166,706
Employee compensation and benefits	20,838,012
Facilities and equipment	3,056,737
Sales promotion and awards	3,771,870
Other general and administrative	4,604,753
Total expenses	116,438,078
LOSS BEFORE INCOME TAXES	-
INCOME TAX PROVISION	183,175
NET LOSS BEFORE CHANGE IN ACCOUNTING PRINCIPLE	(183,175)
CHANGE IN ACCOUNTING PRINCIPLE, net of tax (Note 2)	(242,980,066)
NET LOSS	$ (243,163,241)

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2001	$ 25,000	$ 402,067,658	$ (8,795,017)	$ 393,297,641
Net loss			(243,163,241)	(243,163,241)
Dividends paid		(6,000,000)		(6,000,000)
BALANCE AT DECEMBER 31, 2002	$ 25,000	$ 396,067,658	$ (251,958,258)	$ 144,134,400

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(243,163,241)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in accounting principle	373,117,101
Net losses on investments	727,387
Changes in assets and liabilities:	
Decrease in customer receivables	9,862
Increase in affiliated company receivables	(1,067,952)
Increase in unaffiliated company receivables	(948,786)
Increase in federal income tax receivable	(6,526,370)
Increase in deferred tax asset	(121,802,728)
Increase in other assets	(217,080)
Increase in customer payables	86,516
Decrease in affiliate company payables	(1,417,054)
Increase in accrued expenses	50,314
Increase in accrued commissions	2,998,652
Increase in agent deferred compensation	302,140
Decrease in other liabilities	(13,697)
Net cash provided by operating activities	2,135,064
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of mutual funds	(1,074,360)
Sales of mutual funds	25,264
Net cash used in investing activities	(1,049,096)
CASH FLOWS FROM FINANCING ACTIVITIES - Dividends paid	(6,000,000)
NET CHANGE IN CASH AND EQUIVALENTS	(4,914,032)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	22,733,451
CASH AND EQUIVALENTS AT END OF YEAR	$ 17,819,419
INCOME TAXES RECEIVED FROM AFFILIATE	$ 1,608,149

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. (WFS or the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 that distributes, principally, shares of affiliated and unaffiliated mutual funds and variable annuity and variable universal life insurance products. The Company is a wholly owned subsidiary of Hartford Administrative Services Co. (HASCO), which is a wholly owned subsidiary of Hartford Life and Accident Insurance Company (HLA). HLA is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. (The Hartford).

On February 28, 2003, HASCO issued a dividend to its parent, HLA, which consisted of all of HASCO's ownership of the Company. As a result, the Company became a wholly owned subsidiary of HLA.

The Company has three agency subsidiaries established in states that require a legal entity to be incorporated in that state in order to sell insurance products. These subsidiaries are as follows:

Woodbury Financial Agency Massachusetts, Inc.
Woodbury Financial Agency New Mexico, Inc.
Woodbury Financial Agency Texas, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its three agency subsidiaries named above. All intercompany accounts and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable.

Revenue and Expense Recognition - Commission income and expense on customer purchases of shares of affiliated mutual funds are recorded on a trade date basis. Commission income from sales of other mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized when the commissions are earned.

Cash and Equivalents - Cash and equivalents are defined as cash in banks and liquid investments with original maturities of three months or less. Cost approximates the market value of short-term investments.

Investments in Mutual Funds - Mutual fund investments with a cost of $3,938,451 are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Goodwill - The assets and liabilities acquired by The Hartford in conjunction with its purchase of the Company were generally recorded at estimated fair value, in accordance with applicable purchase accounting rules. Goodwill of $384,656,805, representing the excess of the purchase price over the amount of net assets acquired, was recorded and was being amortized on a straight-line basis over a 25-year period until December 31, 2001. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Major provisions of this statement are as follows: goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances when there is an impairment indicator and all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting. The Company evaluated its goodwill as of the adoption of SFAS No. 142 on January 1, 2002 and determined that there was an indicator of impairment of its goodwill; accordingly, the Company completed the second phase of impairment testing. Based on the impairment test, the Company recognized an impairment of approximately $373,117,000 as of January 1, 2002 to reduce the carrying value of goodwill to zero. The Company has recorded a tax benefit for this adjustment of approximately $130,137,000 (see Note 7). The impairment was required because economic conditions at the time of testing reduced the estimated future expected performance of the Company. Under SFAS No. 142, an impairment adjustment recognized at adoption is recognized as a change in accounting principle.

Income Taxes - The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

3. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1 above. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford provides to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately $11,472,000 in 2002 and is included in marketing allowances. Revenues from the sales of affiliated products totaled approximately $90,335,000 in 2002, which includes the additional revenues.

The Company reimburses HLA for operating expenses paid by them on its behalf and various allocated costs which include payroll, pension, and overhead costs. The Company reimbursed HLA approximately $32,279,000 for these costs in 2002. The results of operations of the

Company are not necessarily indicative of the results that might occur if the Company was operating independently.

As of December 31, 2002, the Company had payables due to the following affiliated entities:

HLA	$ 2,426,467
Hartford Life and Annuity	370,668
	$ 2,797,135

As of December 31, 2002, the Company had receivables due from the following affiliated entities:

Hartford Life and Annuity	$ 1,554,657
Hartford Investment Financial Services Co.	185,200
Hartford Mutual Funds	237,337
	$ 1,977,194

In addition, $7,229,687 due from The Hartford related to income taxes receivable (see Note 7).

4. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits which include unemployment and social security costs, were approximately $3,900,000 during 2002. This allocation is included in the reimbursement to HLA described in Note 3.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan. The plan was established effective January 1, 1999 and, as a nonqualified plan, is not subject to the Employee Retirement Income Security Act of 1974. Under the plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting

schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investment will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value change occurs. At December 31, 2002, the Company had $2,323,274 recorded as agent deferred compensation liability related to this plan since its inception. The fair value of assets held by the Company at December 31, 2002 was $2,922,917, and investment income related to these assets was $14,894 during 2002, and unrealized and realized losses were $727,387 during 2002. The difference between the liability and asset results from timing of the vesting of the deferred compensation. The Company contributed approximately $1,059,000 to the plan and expensed approximately $355,000 during 2002.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2002, the Company's net capital of $8,051,658 was $7,250,870 in excess of the required net capital of $800,788. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1.

6. RESERVE REQUIREMENTS

The Company is exempt from Rule 15c3-3 of the Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

7. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The Company's temporary differences relate primarily to goodwill which is being amortized over 15 years for book purposes, but which have been fully written off for book purposes. State income taxes are paid by The Hartford on behalf of WFS and are not recorded in the provision for income taxes.

The components of income tax benefit as of December 31, 2002 are as follows:

Federal:	
Current	$ (8,151,132)
Deferred	(121,802,728)
Income tax benefit	$ (129,953,860)

Whereof:	
Continuing operations	$ 183,175
Change in accounting principle	(130,137,035)
	$ (129,953,860)

Significant components of the Company's net deferred tax asset as of December 31, 2002 are as follows:

Deferred tax assets:	
Goodwill	$ 118,535,135
Deferred compensation	813,145
Net unrealized capital losses	354,173
Alternate minimum tax	4,197,404
Other	396,134
	$ 124,295,991

The Company has not recorded a valuation allowance for its deferred tax assets because management believes that it expects to realize the benefits of the assets through its tax-sharing agreement with The Hartford.

8. CONTINGENT LIABILITIES

The Company and its subsidiaries are defendants in various lawsuits incidental to their business. Pursuant to the Stock Purchase Agreement entered into between Fortis, Inc. and HLA dated January 25, 2001, Fortis, Inc. agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Fortis, Inc. has agreed to manage the individual lawsuits as well as directly pay any associated settlements, management of the Company has not established an accrual for the potential liability in the financial statements. In the opinion of management, any liability resulting from such proceedings subsequent to the Hartford's purchase of the Company would not have a material adverse effect on the Company's financial position.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$ 144,134,400
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Accounts receivable:	
Affiliated companies	(1,919,857)
Unaffiliated companies	(1,190,728)
Federal income tax	(7,229,687)
Deferred tax asset	(124,295,991)
Other assets	(665,134)
	(135,301,397)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	8,833,003
HAIRCUTS ON SECURITIES	(781,345)
NET CAPITAL	8,051,658
MINIMUM CAPITAL REQUIRED (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	800,788
EXCESS NET CAPITAL	$ 7,250,870
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.49 to 1
AGGREGATE INDEBTEDNESS - Total liabilities from the statement of financial condition	$ 12,011,821

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of Form X-17a-5 as of December 31, 2002.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

In planning and performing our audit of the consolidated financial statements of Woodbury Financial Services, Inc. and Subsidiaries (the Company) for the year ended December 31, 2002 (on which we issued our report dated March 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 21, 2003